UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2023

Azul Announces Preliminary Results for the Period Ended September 30, 2023

São Paulo, November 14, 2023 – Azul S.A., “Azul” or the “Company”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, announces today its preliminary results for the period ended September 30, 2023 through an abridged earnings release and investor presentation, and the postponement of the filing of the interim financial statements for the three and nine months ended September 30, 2023 with the independent auditor’s report.

Azul is disclosing these preliminary results to keep the market and all stakeholders duly updated and will hold a conference call to discuss these results today at 10am EST / 12pm BRT.

As previously announced, the Company recently implemented a comprehensive capital optimization plan, which yielded new agreements with practically all of its lessors and OEMs. Given the considerable volume and complexity of tasks to ensure that all effects of these agreements are correctly reflected in the financial statements, it was not possible for the Company and the independent auditors to complete this work within 45 days of the end of the reporting period, which is the time required by the Brazilian Securities Commission (“CVM”) for a limited quarterly review.

Azul does not anticipate any adjustments or changes to the information disclosed. However, should any adjustments be necessary, the Company will keep the market informed.

The Company aims to complete this work by November 30. The annual corporate events calendar has been updated and is available on the websites of the CVM (gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (www.voeazul.com.br/ri).

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Material Fact November | 2023

Forward-Looking Statements

This Material Fact includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements related to Azul’s beliefs and expectations, are considered forward-looking statements. Forward-looking statements are based mainly on Azul’s current expectations of future events and trends that affect or may affect Azul’s business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Azul’s preferred shares, including in the form of ADSs. Although Azul believes that these forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to Azul. Any changes in such assumptions or factors could cause actual results or events to differ materially from current expectations. In addition, in this Material Fact, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, rules and regulations, Azul is not under the obligation to update publicly or to revise any forward-looking statements after the date of this Material Fact because of new information, future events or other factors. In light of the known and unknown risks and uncertainties to which forward-looking statements are subject, the future events and circumstances discussed in this Material Fact might not occur and are not guarantees of future performance or the occurrence of events. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer